May 23, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D. C. 20549

Re:	American International Group, Inc. Form 10-K for the Year Ended December 31, 2007 File No. 1-8787
Dear Mr. Rosenberg:
We are in receipt of your letter dated April 29, 2008 and thank you for your comments concerning American International Group, Inc.’s (AIG) filing on Form 10-K for the Year Ended December 31, 2007 (2007 Form 10-K) . We are pleased to respond to your questions and to have the opportunity to work with the Staff of the Commission to further enhance the overall presentation and disclosure in our filings, and especially appreciate the time that Mr. Wyman spent discussing the comments with us on May 5 and May 7.
As more fully described below, we have modified certain of our disclosures effective with our Form 10-Q for the quarter ended March 31, 2008 (First Quarter 2008 Form 10-Q), which was filed on May 8. Our responses and those disclosures are provided below. If further clarification or information is required, please let us know at your earliest convenience.
The adequacy and accuracy of the disclosures in AIG’s filings is the responsibility of AIG. AIG acknowledges that Staff comments or changes in response to Staff comments on the disclosures in AIG’s filings on Form 10-K and Forms 10-Q do not foreclose the Commission from taking any action with respect to the filings. AIG also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We have repeated your questions below to facilitate your review.
Capital Resources and Liquidity
Contractual Obligations, page 95
1.	Please revise your table of contractual obligations to include estimated payment obligations associated with the underlying guarantees arising from your credit default swap activities.

AIG Response:
The majority of AIG’s credit default swaps require AIG to provide credit protection on a designated portfolio of loans or debt securities. AIG provides such credit protection on a “second loss” basis, under which AIG’s payment obligations arise principally after credit losses in the designated portfolio exceed a specified threshold amount or level of “first losses.”
AIG had made no payments under these contracts as of the date of its 2007 Form 10-K and First Quarter 2008 Form 10-Q. AIG did not reflect estimated payment obligations associated with its credit default swap activities in the table of contractual obligations at December 31, 2007 because (a) no defaults had occurred on these contracts to trigger an obligation to make payments and (b) due to the high degree of uncertainty regarding the amount and long-term timing of any potential future cash flows under these contracts, AIG is currently unable to make reasonable estimates for any potential cash settlements.
In the First Quarter 2008 Form 10-Q, AIG included the following statement in a footnote to the table: (page 86)
The majority of AIG’s credit default swaps require AIG to provide credit protection on a designated portfolio of loans or debt securities. AIG provides such credit protection on a “second loss” basis, under which AIG’s payment obligations arise only after credit losses in the designated portfolio exceed a specified threshold amount or level of “first losses.” Through May 7, 2008 AIG has made no payments under these contracts and because of the high degree of uncertainty regarding the amount and long-term timing of any potential future cash flows under these contracts, AIG is unable to make reasonable estimates for any cash settlements at this time.
These disclosures will be updated or revised as the facts and circumstances change.
Credit Derivatives, page 121
2.	In 2007, you recognized an $11.5 billion unrealized market valuation loss related primarily to the multi-sector CDO component of your super senior credit default swap portfolio. You state that a modified version of the BET model was used to value the super senior credit default swaps, and that this model utilizes diversity scores, weighted average lives, recovery rates and discount rates, and that the most significant assumption is the pricing of the securities within the CDO collateral pools. You provide a sensitivity analysis with respect to the pricing of the securities within the CDO collateral pools, but not with respect to the other significant assumptions. Please expand your disclosure to provide sensitivity analysis that includes quantification of the impact on fair value of reasonably likely changes for each of the other key identified assumptions. Also, please revise to provide a discussion of the strengths and weaknesses of your modified BET model.

AIG Response:

In the First Quarter 2008 Form 10-Q, AIG included additional sensitivity analysis and added further discussion on the BET model as requested by the Staff as follows (page 46):

The valuation of the super senior credit derivatives has become increasingly challenging given the limitation on the availability of market observable information due to the lack of trading and price transparency in the structured finance market, particularly during and since the fourth quarter of 2007. These market conditions have increased the reliance on management estimates and judgments in arriving at an estimate of fair value for financial reporting purposes. Further, disparities in the valuation methodologies employed by market participants and the varying judgments reached by such participants when assessing volatile markets has increased the likelihood that the various parties to these instruments may arrive at significantly different estimates as to their fair values.

AIGFP’s valuation methodologies for the super senior credit default swap portfolio have evolved in response to the deteriorating market conditions and the lack of sufficient market observable information. AIG has sought to calibrate the model to market information and to review the assumptions of the model on a regular basis.
AIGFP employs a modified version of the BET model to value its credit default swap portfolio written on the super senior securities issued by CDOs, including the embedded 2a-7 Puts. The BET model uses default probabilities derived from credit spreads implied from market prices for the individual securities included in the underlying collateral pools securing the CDOs.
AIGFP obtained prices on these securities from the CDO collateral managers. The BET model also uses diversity scores, weighted average lives, recovery rates and discount rates. The determination of some of these inputs requires the use of judgment and estimates, particularly in the absence of market observable data. AIGFP also employs a Monte Carlo simulation to assist in quantifying the effect on valuation of the CDO of the unique features of the CDOs’ structure such as triggers that divert cash flows to the most senior level of the capital structure.

AIG selected the BET model for the following reasons:
•	it is known and utilized by other institutions;

•	it has been studied extensively, documented and enhanced over many years;

•	it is transparent and relatively simple to apply;

•	the parameters required to run the BET model are generally observable; and

•	it can easily be modified to use probabilities of default and expected losses derived from the underlying collateral securities market prices instead of using rating-based historical probabilities of default.
AIG’s implementation of the BET model uses a Monte Carlo simulation of the cash flows of each underlying CDO for various scenarios of defaults by the underlying collateral securities. The Monte Carlo simulation allows the model to take into account the cash flow waterfall and to capture the benefits due to cash flow diversion within each CDO. The BET model has certain limitations. A well known limitation of the BET model is that it can understate the expected losses for super senior tranches when default correlations are high. The model uses correlations implied from diversity scores which do not capture the tendency for correlations to increase as defaults increase. Recognizing this concern, AIG tested the sensitivity of the valuations to the diversity scores. The results of the testing demonstrated that the valuations are not very sensitive to the diversity scores because the expected losses generated from the prices of the collateral pool securities are currently high, breaching the attachment point in most transactions. Once the attachment point is breached by a sufficient amount, the diversity scores, and their implied correlations, are no longer a significant driver of the valuation of a super senior tranche.

The credit default swaps written by AIGFP generally cover the failure of payment on the super senior CDO security. AIGFP does not own the securities in the CDO collateral pool. The credit spreads implied from the market prices of the securities in the CDO collateral pool incorporate the risk of default (credit risk), the market’s price for liquidity risk and, in distressed markets, the risk aversion costs. Spreads on credit derivatives tend to be narrower than the credit spreads implied from the market prices of the securities in the CDO collateral pool because, unlike investing in a bond, there is no need to fund the position (except when an actual credit event occurs). In times of illiquidity, the difference between spreads on cash securities and derivative instruments (the negative basis) may be even wider for high quality assets. AIGFP was unable to reliably verify this negative basis with market observable inputs due to the accelerating severe dislocation, illiquidity and lack of trading in the asset-backed securities market during the fourth quarter of 2007 and the first quarter of 2008. The valuations produced by the BET model therefore represent the valuations of the underlying super senior CDO cash securities based on AIG’s assumptions about those securities, albeit with no recognition of any potential favorable effect of the basis differential on that valuation. AIGFP also considered the valuation of the super senior CDO securities provided by third parties, including counterparties to these transactions, and made adjustments as necessary.

The most significant assumption used in developing the estimate is the pricing of the securities within the CDO collateral pools. These prices are used to derive default probabilities that are used in the BET model. If the actual pricing of the securities within the collateral pools differs from the pricing used in estimating the fair value of the super senior credit default swap portfolio, there is potential for material variation in the fair value estimate. A decrease by five points (for example, from 87 cents per dollar to 82 cents per dollar) in the aggregate price of the securities would cause an additional unrealized market valuation loss of approximately $3.9 billion, while an increase in the aggregate price of the securities by five points (for example, from 90 cents per dollar to 95 cents per dollar) would reduce the unrealized market valuation loss by approximately $3.7 billion. The effect on the unrealized market valuation loss is not directly proportional to the change in the aggregate price of the securities.

The following table presents other key inputs used in the valuation of the credit derivative portfolio written on the super senior securities issued by multi-sector CDOs, and the potential increase (decrease) to the unrealized market valuation loss at March 31, 2008 calculated using the BET model for changes in these key inputs. The adjustments to the key inputs incorporated in the sensitivity analysis below are based on management’s judgment of reasonably possible ranges for these inputs:

Increase
(Decrease) To
Unrealized Market
(in millions)	Valuation Loss

Weighted average lives
Effect of an increase of 1 year	$375
Effect of a decrease of 1 year	(620)
Recovery rates
Effect of an increase of 10%	(103)
Effect of a decrease of 10%	194

Increase
(Decrease) To
Unrealized Market
(in millions)	Valuation Loss

Diversity scores
Effect of an increase of 5	(40)
Effect of a decrease of 5	15
Discount curve
Effect of an increase of 100 basis points	70
These results are calculated by stressing a particular assumption independently of changes in any other assumption. No assurance can be given that the actual levels of the key inputs will not exceed, perhaps significantly, the ranges assumed by AIG for purposes of the above analysis. No assumption should be made that results calculated from the use of other changes in these key inputs can be interpolated or extrapolated from the results set forth above.

In the case of credit default swaps written on investment grade corporate debt and CLOs, AIGFP estimates the value of its obligations by reference to the relevant market indices or third-party quotes on the underlying super senior tranches where available.

The following table represents the relevant market credit indices and index CDS maturity used in the valuation of the credit default swap portfolio written on investment-grade corporate debt and the increase (decrease) to the unrealized market valuation loss at March 31, 2008 corresponding to changes in these market credit indices and maturity:

	Increase (Decrease) To
(in millions)	Unrealized Market Valuation Loss

CDS maturity (in years)	5	7	10
CDX Index
Effect of an increase of 10 basis points	$26	$51	$5
Effect of a decrease of 10 basis points	(26)	(51)	(5)
iTraxx Index
Effect of an increase of 10 basis points	11	37	13
Effect of a decrease of 10 basis points	(11)	(37)	(13)
These results are calculated by stressing a particular assumption independently of changes in any other assumption. No assurance can be given that the actual levels of the indices and maturity will not exceed, perhaps significantly, the ranges assumed by AIG for purposes of the above analysis. No assumption should be made that results calculated from the use of other changes in these indices and maturity can be interpolated or extrapolated from the results set forth above.
AIG intends to include similar disclosure in future filings.
3.	You disclose on page 124 that you believe any realized losses relating to the super senior credit default swap obligations will not be material to your consolidated financial condition, but could be material to your results of operations for any individual reporting period. Please revise your disclosures to clarify the context of this statement in relation to the $11.5 billion loss recorded during the quarter ended December 31, 2007. Clarify whether your disclosure indicates that incremental realized losses beyond the previously recorded $11.5 billion of unrealized losses may be incurred, or should be interpreted to mean that when realized losses are incurred, all or a portion of the previously recorded unrealized losses will be reversed.

AIG Response:

AIG believes that the losses AIGFP will ultimately realize in meeting its obligations under the super senior credit default swaps will be significantly less than the unrealized market valuation losses recognized to date. Thus, AIG’s disclosure was not intended to indicate that AIGFP may incur incremental realized losses beyond the recorded unrealized losses. Rather, as your comment anticipates, the intent of AIG’s disclosure was that, to the extent realized losses do not reach the level of reported unrealized losses (as AIG believes they will not), all or a portion of the previously recorded unrealized losses will be reversed.

AIG has expanded the disclosure included in the First Quarter 2008 Form 10-Q as follows (page 38):

The ongoing disruption in the U.S. residential mortgage and credit markets and the downgrades of residential mortgage-backed securities and CDO securities by rating agencies continue to adversely affect the fair value of the super senior credit default swap portfolio written by AIGFP. AIG expects that continuing limitations on the availability of market observable data will affect AIG’s determinations of the fair value of these derivatives, including by preventing AIG, for the foreseeable future, from recognizing the beneficial effect of the differential between credit spreads used to price a credit default swap and spreads implied from prices of the CDO bonds referenced by such swap. The fair value of these derivatives is expected to continue to fluctuate, perhaps materially, in response to changing market conditions, and AIG’s estimates of the value of AIGFP’s super senior credit derivative portfolio at future dates could therefore be materially different from current estimates. Further declines in the fair values of these derivatives may require AIGFP to post additional collateral which may be material to AIGFP’s financial condition.

Under the terms of most of these credit derivatives, losses to AIG would generally result from the credit impairment of the referenced CDO bonds that AIG would acquire in satisfying its swap obligations. Based upon its most current analyses, AIG believes that any credit impairment losses which may emerge over time at AIGFP will not be material to AIG’s consolidated financial condition, but could be material to the manner in which AIG manages its liquidity. In making this assessment, AIG uses a credit-based analysis to estimate potential realized credit impairment losses from AIGFP’s super senior credit default swap portfolio. This analysis makes various assumptions as to estimates of future stresses on the portfolio resulting from further downgrades by the rating agencies of the CDO collateral. In addition, during the first quarter of 2008, AIG introduced another methodology called a roll rate analysis. This methodology rolls forward current and estimated future delinquencies and defaults in underlying mortgages in the CDO collateral pools to estimate potential losses in the CDOs. Due to the dislocation in the market for CDO collateral, AIG does not use the market values of the underlying CDO collateral in estimating its potential realized credit impairment losses. The use of factors derived from market-observable prices in models used to determine the estimates for future realized credit impairment losses would result in materially higher estimates of realized credit impairment losses. AIG’s credit-based analyses estimate potential realized credit impairment pre-tax losses at approximately $1.2 billion to approximately $2.4 billion. Other types of analyses or models could result in materially different estimates. AIG is aware that other market participants have used different assumptions and methodologies to estimate the potential realized credit impairment losses on AIGFP’s super senior credit default swap portfolio, resulting in a significantly higher estimate than that resulting from AIG’s credit-based analysis. For example, a third-party analysis provided to AIG, that AIG understands uses credit and market value inputs, estimates the potential realized pre-tax losses on AIGFP’s super senior credit default swap portfolio at between approximately $9 billion and approximately $11 billion. (AIG expresses no view as to the reasonableness of this third-party estimate and does not intend to seek an update of this estimate.) There can be no assurance that AIG’s estimate will not change or that the ultimate realized losses on AIGFP’s super senior credit default swap portfolio will not exceed any current estimates.
AIG intends to include similar discussions of the super senior credit default swap portfolio in future filings.
Note 1—Summary of Significant Accounting Policies, page 138
4.	You disclose that various out-of-period adjustments were recorded during 2007 and 2006. Please tell us:
- The material information that you are intending to communicate to investors about these out-of-period adjustments;
- What constitutes an out-of-period adjustment both in terms of its nature and materiality;
- Why you recorded each adjustment in 2006 or 2007; and
- Whether there are any other out-of-period adjustments recorded in your financial statements during the periods presented, and if so, why they are not included in this disclosure.
AIG Response:
Out of period adjustments are errors in recognition or measurement resulting from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared. They do not include other adjustments that are not errors, such as changes in estimates.
AIG corrects all known errors. There is no materiality threshold applied for the correction of errors. Errors are accumulated via an established, formalized process, and a quantitative and qualitative evaluation is performed. The amounts disclosed in the 2007 Form 10-K reflect all out of period adjustments recorded in the financial statements during the periods presented. These adjustments were recorded in 2006 and 2007 in accordance with AIG’s policy to correct all known errors.
As disclosed in the 2007 Form 10-K, these out of period corrections primarily arise from ongoing remediation efforts to improve controls over various material weaknesses identified since 2004 as well as other control deficiencies, which are discussed in Item 9A of the 2007 Form 10-K.
As discussed with the staff on May 5, AIG agrees that the out of period adjustments disclosed in the 2007 Form 10-K are not material for any year, and thus are not a required disclosure within the financial statements or Management’s Discussion and Analysis.
In future filings, AIG will not make reference to immaterial out of period corrections in its financial statement footnotes or Management’s Discussion and Analysis.
AIG included the following disclosure in Item 4 of its First Quarter 2008 Form 10-Q (page 103):
Throughout 2008 and 2007, AIG recorded out of period adjustments, many of which were detected as part of continuing remediation efforts. It is AIG’s policy to record all error corrections, without regard to materiality, and AIG has an established, formal process for the identification, evaluation and recording of all out of period adjustments. This process includes a heightened sensitivity for potential errors related to the internal control matters discussed in Item 9A of the 2007 Form 10-K. AIG distinguishes error corrections from changes in estimates by evaluating the facts and circumstances of such items, including considering whether information was capable of being known at the time of original recording. AIG has evaluated the adjustments recorded in 2008 and 2007 from a qualitative and quantitative perspective and concluded that such adjustments are immaterial individually and in the aggregate to the current and prior periods.
Very truly yours,
/s/ Kathleen E. Shannon

Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel

cc:	Frank Wyman, Staff Accountant Carl Tartar, Accounting Branch Chief (Securities and Exchange Commission)